Exhibit 21.1
Subsidiaries of Reddit, Inc.*

Name of Subsidiary    Jurisdiction of Incorporation or Organization
Reddit Australia Pty Ltd    Australia
Reddit Rede de Comunidades do Brasil Ltda.    Brazil
Reddit Canada Limited    Canada
Dubsmash Inc.    Delaware
Memorable AI LLC    Delaware
Reddit Sub Holding Company, Inc.    Delaware
Spell, LLC    Delaware
Spiketrap Inc.    Delaware
Reddit France SAS    France
Reddit Germany GmbH    Germany
Reddit Community Network India Private Limited    India
Reddit Technologies India Private Limited    India
Reddit Ireland Limited    Ireland
Reddit Community Network Mexico, S. DE R.L. DE C.V.    Mexico
Reddit Netherlands B.V.    Netherlands
Reddit Portugal, Unipessoal LDA    Portugal
Reddit SG Pte. Ltd.    Singapore
Reddit Iberia S.L.    Spain
Reddit UK Limited    United Kingdom

* Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.